CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. PURSUANT TO 17 C.F.R. § 200.83, CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.
October 6, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549
Attn: Mindy Hooker and Martin James

Re:	Turtle Beach Corporation
 Form 10-K for Fiscal Year Ended December 31, 2022
 Filed March 29, 2023
 Form 8-K Filed August 7, 2023
 Response Dated September 7, 2023
 File No. 001-35465

Dear Ms. Hooker and Mr. James:
On behalf of Turtle Beach Corporation (the “Company”), this letter responds to the additional comments issued by the staff of the Division of Corporate Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated September 20, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that was filed with the Commission on March 29, 2023 (the “Form 10-K”), Current Report on Form 8-K that was furnished with the Commission on August 7, 2023 (the “Form 8-K”) and the Response Letter from the Company on September 7, 2023. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Form 10-K and the Form 8-K, as applicable. Unless otherwise indicated, dollar amounts included in the Company’s responses are in thousands.
Due to the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, enclosed is a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 27
1)	Comment: We noted in your response to prior comment 3 related to the adjustment titled Proxy contest and other. Please address the following:
•	Describe to us in more detail the facts and circumstances related to the proxy contest and related litigation.

Response: The Company respectfully acknowledges the Staff’s comment. Detailed descriptions of the facts and circumstances related to the proxy contest and other litigation are as follows:
Proxy Contest: An activist shareholder first reached out to the Company in March 2021 to discuss the business and current valuation for the Company. Prior to this inquiry, the Company had never before received any significant interest from activist shareholders in its history as a public company.  Following their initial contact, the activist shareholder continued to contact the Company expressing disagreement with the Company’s strategy and capital allocation. At that time, the activist had an approximate 2.7% stock ownership and approximately 6% beneficial ownership interest in the Company. The activist shareholder requested representation on the Company’s Board of Directors and escalated their activities by publishing public letters criticizing the Company’s strategic and capital allocation decisions. The Company responded to the activist shareholder’s statements in public responses. In early 2022, the activist shareholders nominated a slate of director candidates to replace the Company’s entire Board of Directors and commenced a proxy contest which required numerous SEC filings by the Company.  Ahead of the 2022 annual shareholders’ meeting, the Company entered into a cooperation agreement (“the Cooperation Agreement”) with the activist shareholder which included the appointment of a number of the activist shareholder’s nominees as directors, the formation of a strategic committee of the Board and the announcement of the exploration of a sale process of the Company. The exploratory sale process was concluded several months later with no sale of the Company and the strategic committee that was formed was dissolved. Pursuant to the Cooperation Agreement, three directors proposed by the activist shareholder were added to the Company’s Board in May, another was added to the Board in October of 2022 and a mutually agreed upon Board member was added in December of 2022.
In early 2023, a second activist shareholder surfaced nominating three potential new directors and suggesting other actions to be taken by the Company in public filings. The second activist shareholder held at the time an approximately 7% stake in the Company. After multiple discussions with numerous shareholders, in May of 2023 the Company began implementing a series of governance changes that had been requested by shareholders including adding a principal of the first activist investor to the Board, splitting role of Chairman and CEO  and the establishment of a Value Enhancement Committee to review and determine the best path to increase shareholder value. As a result of these changes, the second activist investor withdrew their director nominations and reduced their stock ownership prior to the 2023 annual meeting.  As a collective result of these director nominations and proxy contests in 2022 and 2023, the Company incurred significant abnormal and nonrecurring costs in the form of legal fees, other professional service fees and executive and non-executive employee retention costs.  These costs were not part of the Company’s normal on-going revenue generating activities, business strategy, or industry and regulatory environment requirements and had never been incurred before by the Company in its history.  Given that these activist campaigns have resulted in five of the seven current directors of the Company being appointed since May 2022 and the separation of the Company’s CEO, the Company expects these proxy contest related costs to be non-recurring.
Other Litigation: These costs relate to a settlement of an intellectual property lawsuit related to the Stealth tradename that had been disclosed in prior Form 10-Q and Form 10-K filings.  On November 24, 2020, ABP Technology Limited issued a claim for trademark infringement in the High Court of England and Wales against the Company relating to the use of the sign STEALTH on and in relation to gaming headsets in the UK. On November 16, 2022, the parties entered into a confidential settlement agreement in full and final settlement of all claims regarding this matter.
•
Tell us the amounts included in the adjustment related to (i) legal fees, (ii) other professional fees, (iii) employee and executive retention costs and (iv) the settlement of the intellectual property lawsuit in 2022. In addition, separately describe to us in sufficient detail the nature of each of these costs.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following quantification of the components of costs included within the “Proxy Contest and Other” line found within the Adjusted EBITDA reconciliation:
i.
Legal Fees ($[***]):  These represent cost incurred by third-party law firms in connection with the activities of the activist shareholder related to the 2022 proxy contest and drafting and negotiation of the Cooperation Agreement with the activist shareholder.

ii.
Other Professional Fees ($[***]):  These represent costs of third-party professional fees including investment bankers, public relations and investor relations firms which advised the Company during the public criticism by the activist shareholder of the Company’s strategic and capital allocation decisions and the 2022 proxy contest.

iii.
Employee Retention Costs ($[***]): Due to the uncertainty of the future of the Company and the risk of significant employee turnover as a result of the shareholder activist activities, including the proxy contest and the resulting public announcement of a process to potentially sell the Company, a one year employee retention program was implemented by the Company which provided cash to certain key non-executive employees as an incentive to remain with the Company for a period of one year (May 17, 2022 to May 16, 2023). These actions were determined necessary by the Company’s Board of Directors to retain the employment of the Company’s management team and employees given the unusual circumstances.  These costs were not part of the Company’s normal on-going revenue generating activities, business strategy, or industry and regulatory environment requirements nor would they have been necessary without the uncertainty related to the proxy contest and subsequent Cooperation Agreement.

iv.
Settlement of Intellectual Property Lawsuit ($[***]):  This relates to the settlement of a lawsuit related to the Stealth tradename intellectual property that had been disclosed in prior Form 10-Q and Form 10-K filings.  This represented the “Other” portion of the “Proxy Contest and Other” line item within the Adjusted EBITDA reconciliation.

2)
Comment: We have read your response to prior comments 3 and 9 related to the Inventory and component related reserve adjustments.  Please describe to us in detail the specific facts and circumstances that resulted in the inventory impairments you recorded in the fiscal year 2022. In addition, specifically address the following:

•	Explain to us how pandemic-related global supply chain disruptions resulted in your recording an inventory impairment of $5.2M. Identify the type of inventory items that you concluded were impaired.

Response: The COVID-19 pandemic caused a dramatic shift in global supply chains beginning in 2020. Component part availability needed for the assembly of the Company’s products rapidly declined and our contract manufacturers in Asia struggled to retain personnel and to manage government mandated Covid restrictions which included the unplanned, short-term shutdown of their facilities. Manufacturing plants were closed without warning when Covid cases emerged in Asian countries. In addition, transportation systems, including rail, trucking and container ships experienced a 500%-700% cost increase and lead times increased to more than twice normal levels. Global supply chains which were disrupted during the pandemic were not able to manufacture to our demand plans or produce components under historical timelines. The Company’s manufacturing partners, therefore were able to produce our products only when factories were open, when components were available and when production staff were available versus producing for the Company’s demand forecasts as was the case pre-pandemic. Prior to the pandemic, the Company manufactured product on a just in time basis.  The pandemic-related global supply chain disruptions led to significant uncertainty related to the future availability of various component parts needed to produce certain goods.  In addition, the availability of workers within the contract manufacturers that the Company partners with to produce products for the Company was also greatly impacted by the pandemic shutdowns.  As a result of these two significant factors, the Company made the decision to accelerate production levels of certain components and products by 12 to 18 months in order to safeguard against future pandemic-related supply chain constraints.  Due to the unpredictable nature of the supply chain impact of the pandemic, the Company could not execute on its normal “just in time” inventory production schedule for the first time in the Company’s history which ultimately led to excess inventory of certain products (primarily microphone and PC accessories).  At the end of 2022, the Company determined that the excess inventory created by these accelerated production timelines was either obsolete or no longer saleable, and therefore determined a write-off of this excess inventory was warranted.  The pandemic circumstances and disrupted supply chain risks were attributed to the Company having excess inventory during this time, and the Company determined that this excess inventory was an unusual and non-recurring circumstance that would not otherwise have occurred based on our historical production and manufacturing cycles.

•
Describe to us in detail the circumstances that led to, and the nature of, the $4.4M of cost written-off in 2022. Help us better understand how pandemic shortages resulted in various product redesigns that led to your having to reserve for unused components and unfulfilled purchase commitments. Tell us about the unfulfilled purchase commitments.

Response: During the COVID-19 pandemic, a surge in demand for consumer electronics, coupled with government mandated temporary factory closures, drove a global semiconductor component shortage which impacted multiple industries. The cost and availability of semiconductors experienced unprecedented, never before seen dynamics. The Company used a specific microchip in all Xbox wireless headsets. The supplier of the chip was not able to guarantee sufficient supply of the chipset to support the projected demand for the headsets. The Company was forced to re-engineer all of our Xbox wireless products to work with alternative chipsets. The Company was also forced to evaluate multiple alternative components and make commitments to ensure supply and availability of Xbox wireless headsets which represented a significant portion of the Company’s revenue. The product re-engineering and redesigning of these headsets resulted in the Company using the alternative design components and therefore having unusable customized component assets in inventory from the legacy design at our manufacturing partners which needed to be written off. In addition, the Company had existing purchase commitments for the customized components purchased by our contract manufacturing partners in support of our legacy wireless headsets production using the no longer available McInnis microchips. Since these components had been customized, they had no salvage value. The purchase commitments were also included in the cost of the write-off related to the redesign of the chip components.
The unfulfilled purchase commitments related specifically to those microchip and related subcomponents purchased by our contract manufacturing partners that were suddenly rendered no longer useful to the production of our redesigned wireless headsets. The semiconductor and subcomponent shortage experienced during the pandemic was unprecedented. The availability, pricing and terms for semiconductors has subsequently begun returning to pre-pandemic levels, therefore, the Company determined that the write-off of legacy components was unusual and would not have occurred but for the unprecedented microchip shortage which was caused by the pandemic manufacturing lockdowns in Asia.

•
Tell us why purchasing and managing inventory levels and any resulting inventory impairments would not be considered a normal, recurring part of your operations. Explain to us in more detail why you believe these non-GAAP adjustments are consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretation of Non-GAAP Financial Measures.

Response: The Company views these unusual and incremental pandemic-related expenses and inventory and component impairment charges to be consistent with the guidance set forth in Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretation of Non-GAAP Financial Measures, as expenses that are not normal operating expenses and do not occur repeatedly or occasionally, including at irregular intervals, and therefore are appropriate non-GAAP adjustments.  The Company determined that excluding the impact of these COVID-19 pandemic-related costs from the Company’s results provides information meaningful to investors.  These incremental charges do not reflect the normal operating expenses and allow investors to better assess our actual operating performance from period to period.  No such non-GAAP adjustments related to COVID-19 were recorded in 2023.
The Company believes that these inventory and component impairment charges resulted from the pandemic-related supply chain constraints due to the lockdowns and manufacturing facility closures in Asia.  The manufacturing partners required certain commitment demands from the Company which were unprecedented.  Such requirements did not exist pre-pandemic and have not continued post-pandemic.  In addition, the unprecedented and sudden global semiconductor/microchip shortage caused by the pandemic lock-downs and the manufacturing facility closures which resulted in the Company’s inability to access key components for one of our highest selling products, the wireless Xbox headset requiring a complete redesign of some of the key subcomponents of the product.  The Company considered the related impacts to be unusual, non-recurring in nature and not reflective of its normal component and finished goods purchasing and managing of inventory levels both pre-pandemic and post-pandemic.
Form 8-K Filed August 7, 2023
Exhibit 99.1, page E-10

3)
Comment: We noted your response to prior comment 6, where you indicate that you reported the valuation allowance against your U.S. deferred tax assets as a non-GAAP adjustment as it is a non-recurring, non-cash item and not indicative of the Company’s overall performance.  You also indicated that since you expect to utilize these deferred tax assets in the future, you believe it is appropriate to adjust for the impact that the valuation allowance had on Adjusted Earnings and Non-GAAP Earnings (Loss) measure.  Please address the following:

•
Considering the non-GAAP loss you reported in fiscal year 2022, explain to us how you determined that your evaluation of the positive and negative evidence to support realizability would be different on a non-GAAP basis such that excluding the GAAP tax valuation allowance in fiscal year 2022 would be appropriate.

Response: The Company reviewed the guidance under ASC 740-10-30 which states that a valuation allowance is recognized if, based on the weight of all available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized.  Both positive and negative evidence should be evaluated when assessing the need for a valuation allowance (ASC 740-10-30-17) on a GAAP basis. Positive evidence refers to factors affecting the predictability of one or more of the four sources of taxable income.  An example of negative evidence is cumulative losses in recent years. Although cumulative losses in recent years is not defined, it is typically considered to be a three-year period, including the current (2022) and two prior years (2021 and 2020).
The valuation allowance assessment on a GAAP basis is based on evaluating the four sources of taxable income:
1.	Future Reversals of Existing Taxable Temporary Differences
2.	Future Taxable Income Exclusive of Reversing Temporary Differences and Carryforwards
3.	Taxable Income in Prior Year(s) (if carryback is permitted under the tax law)
4.	Tax-Planning Strategies that Could, if Needed, be Implemented

The valuation allowance established as of December 31, 2022 is on the Company’s US net deferred tax assets.  On a GAAP basis, while the Company is in a three-year cumulative income position through 2022, it was mainly driven by its strong 2020 performance.  With 2020 removed and the forecasted GAAP loss for 2023, the Company will be in a three-year cumulative loss position for 2023.  From a GAAP perspective, the Company considered the three-year cumulative loss through 2023 as significant negative evidence to support a valuation allowance, outweighing the source two of taxable income positive evidence.

On a non-GAAP basis, the Company considered the four sources of taxable income listed above and reviewed the positive and negative evidence of expanded timeframes in determining cumulative losses.  For this analysis, U.S. pretax earnings were adjusted for costs identified as non-GAAP expenses and evaluated based on a historical five-year period.  For non-GAAP purposes, the Company, considered source two as additional positive evidence.  With the non-GAAP expenses removed from pre-tax non-GAAP earnings, an expanded recent years analysis and future taxable income, the Company determined that the positive evidence outweighed the negative evidence on a non-GAAP basis.  As such, a valuation allowance on deferred taxes was not required in determining 2022 non-GAAP earnings and therefore the valuation allowance on the deferred tax asset was considered to also be an appropriate non-GAAP adjustment.

•
Based on the minimal GAAP tax expenses you recorded during the three and six months ended June 30, 2023, tell us what the tax valuation adjustment to the non-GAAP measures in fiscal year 2023 represent, as they do not appear to be eliminating GAAP tax expenses.

Response: On a quarterly basis, the Company reviewed the guidance under ASC 740-10-30 in determining if a valuation allowance is needed on deferred tax assets.  During the three and six months ended June 30, 2023, the Company determined that a valuation allowance on U.S. deferred tax assets was needed for US GAAP purposes.  However, the Company also determined that a valuation allowance was not needed on a non-GAAP basis considering the expanded timeframe and forecasted taxable income.  As a result, the Company included the tax benefit of year-to-date pre-tax loss in determining non-GAAP earnings since the Company determined there is no valuation allowance from a non-GAAP perspective in Q1 and Q2 of 2023.  The remaining GAAP tax expense reported during the three and six months ended June 30, 2023 relates to tax expense on non-US earnings as well as state taxes.
* * * * * * *
If you have any questions or if you require additional information, please do not hesitate to contact me at (858) 914-4461.

Sincerely,

/s/ John T. Hanson
Chief Financial Officer Turtle Beach Corporation

cc:     Megan Wynne, General Counsel, Turtle Beach Corporation